Exhibit 99.8

Letterhead of Dorsey & Whitney LLP

January 16, 2006

Canetic Resources Trust
1900, 255 – 5th Avenue S.W.
Calgary, Alberta  T2P 3G6
Canada

Re:                             Registration Statement on Form 40-F

Ladies and Gentleman:

We hereby consent to the reference to our firm name under the heading “The Arrangement–United States Federal Income Tax Considerations” in the Joint Information Circular and Proxy Statement, dated November 18, 2005, filed as part of the Registration Statement on Form 40-F of Canetic Resources Trust registering its Trust Units under the Securities Exchange Act of 1934, as amended.  In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Sincerely,

/s/ Dorsey & Whitney LLP

Dorsey & Whitney LLP